Law Department MAC A0194-125 45 Fremont Street, 27th Floor San Francisco, CA 94105-2204

James M. Strother Executive Vice President and General Counsel 415.396.1793 415.975.7867 Fax james.strother@wellsfargo.com

VIA EDGAR

February 8, 2007

Christian N. Windsor, Esq.

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 4563

Washington, D.C. 20549

Re:	Wells Fargo & Company
Definitive 14A
Filed March 16, 2007
File No. 01-2979

Dear Mr. Windsor:

We have reviewed your January 17, 2008 comment letter on behalf of the Securities and Exchange Commission (SEC) to John G. Stumpf, Chief Executive Officer of Wells Fargo & Company. Your letter provides and/or renews certain comments relating to the “Compensation Discussion and Analysis” (CD&A) section of our 2007 proxy statement in response to our October 25, 2007 letter replying to the SEC’s initial comment letter dated September 26, 2007. We understand the SEC’s comments relate to our CD&A as it will appear in our 2008 proxy materials with respect to 2007 incentive compensation decisions for our named executive officers. Our response to these comments appears below.

SEC Comment No. 1:

In your response to prior comments 1 and 2, you discuss the disclosure provided in your compensation discussion and analysis which discusses your threshold performance targets, the “knockout” target and other factors that the Committee considered in making awards to the named executive officers in 2006. Please disclose all material performance targets, including material subtargets, or provide the analysis of how disclosure of particular targets could cause competitive harm as called for by prior comment 1.

Christian N. Windsor, Esq.

February 8, 2008

Furthermore, please expand your analysis of the committee’s determinations to clarify, if true, that the ultimate award amounts were the result of subjective weighting of factors, including the peer compensation analysis, the corporate level performance and the quantitative and qualitative performance objectives of the named executives with business group level responsibilities. In particular, please clarify in your Compensation Discussion and Analysis how the Committee’s determinations yielded the results presented in the compensation table, particularly with relation to the target and maximum award amounts presented in conjunction with the Grants of Plan Based Awards table.

Wells Fargo Response to SEC Comment No. 1:

For Wells Fargo’s Chairman, Principal Executive Officer, and Principal Financial Officer, cash incentive compensation is based on the Company’s financial performance compared to that of the companies in its Peer Group. For the other named executives who manage businesses, determination of their cash incentive compensation includes a second component – business line performance –as discussed in response to SEC Comment No. 2 below. Cash incentive compensation for all named executives is also based on the HRC’s subjective evaluation of whether, and to what degree a named executive met individual qualitative and broadly stated non-financial performance objectives.

The HRC does not pre-establish, or communicate to named executives at the beginning of the fiscal year any performance targets for the Company’s financial performance that must be met in order for these executives to receive incentive awards. Consequently, this financial performance is not a “performance target” for purposes of Item 402. Instead, after completion of the fiscal year, the HRC evaluates the Company’s actual financial performance compared to the actual financial performance of its Peer Group over one-, three-, and five-year time periods. As part of its evaluation, the HRC reviews financial data for the Company and its Peer Group for these periods. The HRC does not have a pre-established framework to determine which items of financial data may be more or less important in evaluating the Company’s performance. Rather, the HRC relies on its own judgment as to which financial measures, if any, to emphasize in evaluating the Company’s performance compared to that of its Peer Group. The HRC then makes its own judgment as to whether the Company’s actual performance taken as a whole, when compared to its Peer Group, was in the top quartile, at the median, or below the median performance of its Peer Group. Depending on the result of its analysis, the HRC awards incentive pay at the competitive level that it believes most appropriately corresponds to the Company’s comparative performance. So, for example, if the Company’s performance is deemed by the HRC to be in the top quartile of its Peer Group, executive incentive compensation would likewise be in approximately the top quartile of the Peer Group. If the Company’s performance is deemed to be at median, compensation would likewise be approximately at median. If its performance is below the median, compensation would likewise be below median.

As a result, determination of the incentive compensation awards to our named executives depends in whole or in part on the HRC’s subjective, after-the-fact evaluation of a mix of objective compensation and corporate performance data and subjective qualitative information,

Christian N. Windsor, Esq.

February 8, 2008

including achievement of individual qualitative objectives. Because corporate performance data do not constitute performance targets, the Company cannot comply with SEC Comment No. 1 as it may relate to Company performance, since the comment is not applicable. We will clarify in our 2008 CD&A how the HRC’s determinations resulted in the specific pay decisions shown in the Summary Compensation and Grants of Plan-Based Awards tables and that the ultimate award amounts for Company and individual performances were the result of the subjective factors mentioned in SEC Comment No. 1 above.

SEC Comment No. 2:

In your response to prior comment 2, you indicate that you did not disclose or analyze the performance of named executive officers with regard to the established performance criteria for their business groups because such information could not be reconciled to your GAAP presentation included as part of your annual report. To the extent that performance to individual and group quantitative objectives is a material factor that affected the compensation of the named executive officers, those results should be presented and analyzed in order to present a complete picture of the factors which impacted the Committee’s compensation award decisions. Therefore, we reissue prior comment 2. Please confirm that you will disclose and analyze all material performance factors used in setting the incentive based portion of the named executives compensation packages.

Wells Fargo Response to SEC Comment No. 2:

To award incentive compensation to those named executive officers who manage business lines, the HRC also considers the degree to which these named executives met business line earnings threshold, target, and maximum financial performance objectives for the businesses they manage.

While individual business line earnings objectives are established at the beginning of the fiscal year, we question whether they can properly be viewed as “performance targets” for purposes of Item 402. These objectives reflect the projected percentage contribution of the business groups managed by a named executive to Wells Fargo’s internally derived profit plan. If the business groups managed by named executive officers achieve their projected contribution to the Company’s profit plan at their individual target or maximum levels, this performance will likely result in overall Company performance at the median to top quartile performance of its Peer Group. Since, as discussed in response to SEC Comment No. 1, evaluation of the Company’s performance is not based on pre-established performance targets but is based on a subjective evaluation of Company and Peer Group financial performance after the close of the year and of the business line’s role in achieving Company performance, the Company views these business objectives merely as drivers of actual Company results, not goals in and of themselves.

Christian N. Windsor, Esq.

February 8, 2008

However, if the SEC staff nonetheless would conclude that these business line objectives should be viewed as “performance targets,” then to make this information meaningful to investors, the Company would be required to provide detailed information about how the specific business line objectives were determined. Disclosure of this information would result in competitive harm to the Company.

Our individual business line performance objectives are designed to successfully implement our product and pricing strategies and incent collaboration across multiple business lines in order to sell more products to our customers. Our ability to sell more products to existing customers – or “cross sell” – is central to our success and a key competitive advantage. We believe we do it better than anyone else in the financial services industry. It has enabled us to grow revenues in virtually any economic cycle. It is the reason we think our stock has historically traded at a premium to our peers.

We formulate our product and pricing strategies using a proprietary process refined over a period of more than two decades that identifies, among other things, which products are likely to have higher profit margins or result in greater customer retention or are “core” products likely to lead to additional cross-sell opportunities. We then calibrate our individual business line performance objectives to implement those strategies. For example, in developing a new product or new product feature a business line may forecast a sales level that depends on higher sales of an existing core product sold by a different business line. Consequently, in establishing the performance goals for the second business line we may incorporate a profit proxy or measure for the core product that is specifically designed to achieve the desired sales level. We might also allocate all or a portion of the revenue from the new or improved product to both business lines to produce the desired collaboration, even though it may result in “double counting” the revenue.

If individual business line objectives are equated with “performance targets” and required to be disclosed in the CD&A, then in order to provide an investor with any meaningful understanding of those objectives, we would also be required to disclose the internal financial metrics that serve as the foundation for the objectives. As described above, such disclosure would require identification of our core products that are associated with higher customer retention and cross-sell rates and would provide our competitors with a roadmap to our internal product and pricing strategies. For these reasons, the Company asserts that disclosure of individual business line performance goals would result in competitive harm to the Company. Consistent with Instruction 4 to Item 402(b), however, the Company would provide an analysis of how difficult it will be for the named executive officer who manages the business line to achieve the undisclosed performance objective.

Christian N. Windsor, Esq.

February 8, 2008

We appreciate the opportunity to respond to the SEC comments. If the SEC staff wishes to discuss, or has any questions regarding our response, please contact Mary E. Schaffner, Senior Company Counsel in the Wells Fargo Law Department at 612/667-2367 or by e-mail to mary.e.schaffner@wellsfargo.com.

Very truly yours,

WELLS FARGO & COMPANY

By:	/s/ James M. Strother
James M. Strother,
Executive Vice President and General Counsel

cc:	Richard M. Kovacevich,
Chairman
John G. Stumpf,
President and Chief Executive Officer
Howard I. Atkins,
Senior Executive Vice President
and Chief Financial Officer
Richard D. Levy,
Executive Vice President
and Controller